EDGAR Submission Header Summary

Submission Type	**8-K**
Live File	**on**
Return Copy	**on**
Exchange	**NYSE**
Confirming Copy	**off**
Filer CIK	**0000720005**
Filer CCC	**xxxxxxxx**
Period of Report	**11/27/07**
Item IDs	**5.02**
Notify via Filing website Only	**off**

Documents

8-K	**k811272007.htm**
	8-K
8-K	**submissionpdf.pdf**
	PDF

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

November 27, 2007
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On November 27, 2007, the Company's Board of Directors elected Mr. Robert P. Saltzman as a director. Mr. Saltzman, 65, retired in 2001, after a 37 year career in the insurance industry. He was a president or chief executive officer for 16 of those years. From 1994 to 2001, Mr. Saltzman was President and Chief Executive Officer of Jackson National Life Insurance Co. Mr. Saltzman has been a director of WNC First Corporation since November 2004, a property and casualty insurance underwriter and served as a director and audit committee chairman of Enhance Financial Services, an NYSE listed company, from 1996 until its acquisition in March 2001. He is also a trustee of Northwestern University. Mr. Saltzman will also serve as a member of the Board's Corporate Governance, Nominating and Compensation Committee.   The Company and Mr. Saltzman have entered into an indemnification agreement on the same terms as prior agreements with its outside directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: November 29, 2007

By: /s/ Thomas A James
Thomas A. James
Chairman and Chief Executive Officer

By: /s/ Jeffrey P. Julien
Jeffrey P. Julien
Senior Vice President - Finance
and Chief Financial Officer